UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2010
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.

(Exact name of registrant as specified in its charter)
11/F, China Railway Construction Tower
No. 20 Shijingshan Road
Shijingshan District
Beijing 100131, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Hurray! Announces Sale of Huayi Music
BEIJING, May 14, 2010 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in online video portal operation, artist development, music production and wireless music distribution and other wireless value-added services in China, today announced that Hurray! has agreed to sell all of its equity interest in Beijing Huayi Brothers Music Co., Ltd. (“Huayi Music”) to Huayi Brothers Media Corporation. (“Huayi Media”) for an aggregate consideration of RMB34,450,000.00.
Concurrently, Hurray! announced that it has terminated its agreements with Beijing Brothers ShengShi Enterprise Management Co., Ltd. (“Brothers ShengShi”) and Beijing QiXinWeiYe Culture Development Co., Ltd. (“QiXinWeiYe”), which were entered into when Hurray! purchased its equity interest in Huayi Music.
Hurray! and Huayi Media intend to continue to cooperate in the future in the areas of music, movie and television program production.
About Hurray! Holding Co., Ltd.
Hurray! operates Ku6.com, one of the leading online video portals in China.
Hurray! is a leader in artist development, music production and offline music distribution in China through its record labels Freeland Music, New Run Entertainment, Secular Bird and Seed Music. The Company, through Fly Songs, also organizes concerts and other music events in China.
Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes”, “future” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; the ability of Hurray! to avoid disruptions to its business caused by changes in the board; the ability of Hurray! to recruit and retain suitable board members; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual reports on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:
Huaxia Zhao
Investor Relations Officer
Tel: 8610-57586666-6818
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Haibin Qu
	Name:	Haibin Qu
	Title:	Acting Chief Executive Officer

Date: May 18, 2010

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